January 22, 2025

Matthew Horvath
Chief Financial Officer
Stoneridge, Inc.
39675 MacKenzie Drive, Suite 400
Novi, Michigan 48377

       Re: Stoneridge, Inc.
           Form 10-K for the fiscal year ended December 31, 2023
           Filed March 1, 2024
           File No. 001-13337
Dear Matthew Horvath:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing